FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:

Metallica Resources Inc.

Fiscal year end date used
to calculate capitalization:

December 31, 2007

Market value of listed or quoted securities: (TSX:MR)

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 92,773,665

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $5.14

Market value of class or series	(i) x (ii) =	$476,856,638.10
(A)
Market value of listed or quoted securities: (TSX:MR.WT)
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 23,080,850

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $2.22

Market value of class or series	(i) x (ii) =	$51,239,487
(B)

Capitalization
(Add market value of all classes and series of securities)	(A)+(B)+(C)+(D) =	$528,096,125.10

Participation fee
(From Appendix A of the Rule, select the participation fee
beside the capitalization calculated above)	$20,500

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee	x	Number of entire months remaining
in the issuer's fiscal year
12	n/a
Late Fee, if applicable
(As determined under section 2.5 of the Rule)	n/a